UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vitesse Semiconductor Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

928497304
(CUSIP Number)

January 26, 2011
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928497304	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON

New Vernon Aegir Master Fund Ltd.

SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

98-0683760

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	5	SOLE VOTING POWER
SHARES		1,282,900
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,282,900
PERSON	8	SHARED DISPOSITIVE POWER
WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	☐
1,282,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%1
12	TYPE OF REPORTING PERSON
CO

1As of the filing date hereof, based on 24,241,474 shares of Common Stock, $0.01 par value, issued and outstanding as of February 4, 2011, as reported by the Issuer on the most recent Form 10-Q filed February 8, 2011 with the Securities and Exchange Commission.

CUSIP No. 928497304	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON

New Vernon Investment Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		1,282,900
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,282,900
PERSON	8	SHARED DISPOSITIVE POWER
WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	☐
1,282,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%2
12	TYPE OF REPORTING PERSON
IA

2 See footnote 1.

CUSIP No. 928497304	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON

New Vernon Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		1,282,900
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,282,900
PERSON	8	SHARED DISPOSITIVE POWER
WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	☐
1,282,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%3
12	TYPE OF REPORTING PERSON
IA

3 See footnote 1.

CUSIP No. 928497304	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON

Trent Stedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒
(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER
SHARES		1,282,900
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,282,900
PERSON	8	SHARED DISPOSITIVE POWER
WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	☐
1,282,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%4
12	TYPE OF REPORTING PERSON
IN

4 See footnote 1.

CUSIP No. 928497304	13G	Page 6 of 10 Pages

Item 1(a)	Name of Issuer: Vitesse Semiconductor Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices:

741 Calle Plano
Camarillo, CA  93012

Item 2(a)                    Name of Person Filing

Item 2(b)                    Address of Principal Business Office

Item 2(c)                    Citizenship

New Vernon Aegir Master Fund Ltd.
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Cayman Islands

New Vernon Investment Management LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

New Vernon Partners LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

Trent Stedman
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

2(d)	Title of Class of Securities:Common Stock

2(e)	CUSIP Number: 928497304

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No. 928497304	13G	Page 7 of 10 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

 If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership:

(i)	New Vernon Aegir Master Fund Ltd.5

(a)	Amount beneficially owned: 1,282,900 shares

(b)	Percent of Class: Approximately 5.3%6

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,282,900

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,282,900
_________________________

5  New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. (“Master Fund”), and New Vernon Partners LLC is the investment manager of Master Fund.  Trent Stedman is a portfolio manager of New Vernon Investment Management LLC, and in such capacity, Mr. Stedman controls the trading of securities held by Master Fund.  As a result of his service in such capacity and otherwise by virtue of his relationship to Master Fund, New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under Securities Exchange Act of 1934, as amended (the “Act”)), the shares of Common Stock directly beneficially owned by Master Fund.  New Vernon Investment Management LLC and New Vernon Partners LLC also may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Act) the shares of Common Stock directly beneficially owned by Master Fund.

6  See footnote 1.

CUSIP No. 928497304	13G	Page 8 of 10 Pages

(iv)	shared power to dispose or to direct the disposition of: 0

(ii)	New Vernon Investment Management LLC7

(a)	Amount beneficially owned: 1,282,900 shares

(b)	Percent of Class: Approximately 5.3%8

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,282,900

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,282,900

(iv)	shared power to dispose or to direct the disposition of: 0

(iii)	New Vernon Partners LLC9

(a)	Amount beneficially owned: 1,282,900 shares

(b)	Percent of Class: Approximately 5.3%10

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,282,900

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,282,900

(iv)	shared power to dispose or to direct the disposition of: 0

(iv)	Trent Stedman11

(a)	Amount beneficially owned: 1,282,900 shares

(b)	Percent of Class: Approximately 5.3%12

(c)	Number of shares as to which such person has:
_________________________

7 See footnote 5.

8 See footnote 1.

9 See footnote 5.

10 See footnote 1.

11 See footnote 5.

12 See footnote 1.

CUSIP No. 928497304	13G	Page 9 of 10 Pages

(i)	sole power to vote or to direct the vote: 1,282,900

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,282,900

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 928497304	13G	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2011	New Vernon Aegir Master Fund Ltd.
	By:	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of February 10, 2011	By:	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of February 10, 2011	New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of February 10, 2011		/s/ Trent Stedman
Trent Stedman